                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                               NATIONSRENT, INC.
                         ------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   638588 10 3
                         ------------------------------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                      One S.E. Third Ave., Miami, FL 33131

                            TEL. NO. (305) 374-5600
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 22, 2001
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: _

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

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CUSIP NO.  638588 10 3                13D                  PAGE 2  OF 11 PAGES
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            KIRK HOLDINGS LIMITED PARTNERSHIP, A NEVADA LIMITED PARTNERSHIP
----------- -------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [ ]
----------- -------------------------------------------------------------------
            SEC USE ONLY
    3
----------- -------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- -------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- -------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            NEVADA
----------- -------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      10,470,154
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- --------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         - 0 -
------------------------------ --------- --------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         10,470,154
------------------------------ --------- --------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
----------- -------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            10,470,154
----------- -------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [ ]
    12
----------- -------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            18%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 3  OF 11 PAGES
-------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KIRK HOLDINGS, INC., A NEVADA CORPORATION
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [ ]
                                                                        (b) [ ]
----------- --------------------------------------------------------------------
            SEC USE ONLY
    3
----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- --------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            NEVADA
----------- --------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      10,470,154
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- ---------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         - 0 -
------------------------------ --------- ---------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         10,470,154
------------------------------ --------- ---------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- ---------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            10,470,154
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 4  OF 11 PAGES
-------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            JAMES L. KIRK
----------- -------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [ ]
----------- -------------------------------------------------------------------
            SEC USE ONLY
    3
----------- -------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- -------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
    5
----------- -------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES OF AMERICA
----------- -------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      10,757,654
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- --------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         - 0 -
------------------------------ --------- --------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         10,757,654
------------------------------ --------- --------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- --------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            10,757,654
----------- -------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [ ]
    12
----------- -------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            18%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.  638588 10 3                13D                   PAGE 5 OF 11 PAGES
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         This Amendment No. 6 to Schedule 13D ("Amendment No.6") amends the
Amendment No. 5 to Schedule 13D filed on August 14, 2000 by and on behalf of:
Kirk Holdings Limited Partnership, a Nevada limited partnership ("KHLP"), Kirk Holdings Inc., a Nevada corporation ("KHI") and James L. Kirk (collectively, the "Reporting Persons") with respect to the ownership of NationsRent, Inc. (the "Company" or "Issuer") common stock, par value $.01 per shares (the "Common Stock").

ITEM 2. IDENTITY AND BACKGROUND.

         Mr. Kirk's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of KHLP and KHI is 3276 Cliff Sieler Court, Las Vegas, Nevada 89117. Mr. Kirk is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Kirk is also the sole shareholder, officer and director of KHI and the sole limited partner of KHLP in his capacity as trustee of the James L. Kirk Revocable Trust Agreement dated June 24, 1986, as amended. KHI's principal business is to serve as the sole general partner of KHLP. KHLP's principal business is to make, hold and manage certain of Mr. Kirk's investments in publicly-traded and other companies. Mr. Kirk is a citizen of the United States of America.

         None of the Reporting Persons has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO.  638588 10 3                13D                   PAGE 6  OF 11 PAGES
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS
         OR OTHER CONSIDERATION.

         This Amendment No. 6 is filed as a result of the execution of the Purchase Agreement (defined in Item 4 below). No payments were made by the Reporting Persons in connection with the execution of the Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

         On January 22, 2001, KHLP entered into a stock purchase agreement (the "Purchase Agreement"), with REF Equity Limited, J.P. Morgan Capital Corporation and DB Capital Investors, L.P. REF Equity Limited is an affiliate of Investcorp S.A. which is an affiliate of (i) NR2 Holdings Limited, a holder of the Company's Series B Convertible Preferred Stock, and (ii) NR Holdings Limited and NR Investments Limited, holders of the Company's Series A Convertible Preferred Stock. J.P. Morgan Capital Corporation and DB Capital Investors, L.P. are holders of the Company's Series B Convertible Preferred Stock. Pursuant to the Purchase Agreement, the three investors purchased from KHLP an aggregate 1,379,311 shares of the Company's Common Stock, for $1.8125, per share, or $2.5 million in the aggregate, and KHLP agreed to repurchase for $1.8125 per share all of the shares purchased by an investor, at the request of such investors made on or before July 25, 2001.

         Except as disclosed in this Statement, none of the Reporting Persons, or to their knowledge, any other person named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.


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CUSIP NO.  638588 10 3                13D                   PAGE 7  OF 11 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) KHLP and KHI beneficially own 10,470,154 shares of Common Stock representing approximately 18% of the outstanding shares of Common
Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 58,424,526 shares of Common Stock outstanding as of January 26, 2001). Mr. Kirk beneficially owns 10,757,654 shares of Common Stock (including 287,500 shares of Common Stock issuable upon the exercise of immediately exercisable options or options exercisable within 60 days from the date hereof and the 10,470,154 shares of Common Stock beneficially owned by KHLP and KHI) representing approximately 18% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 (based on 58,424,526 shares of Common Stock plus the 287,500 shares of Common Stock issuable upon the exercise of immediately exercisable options or options exercisable within 60 days from the date hereof). Mr. Kirk, KHLP and KHI have the sole power to vote and dispose of each of the 10,470,154 shares of Common Stock which they beneficially own. Also, Mr. Kirk has the sole power to vote and dispose of the 287,500 shares of Common Stock issuable upon the exercise of immediately exercisable options, or options exercisable within 60 days from the date hereof, he beneficially owns in addition to the 10,470,154 shares he beneficially owns with KHLP and KHI.

         (c) On January 15, 2001 KHLP gifted 79,800 shares of Common Stock and on December 1, 2000 KHLP gifted 70,000 shares of Common Stock. Except for the transactions described in this Amendment No. 6, there have been no other transactions in any securities of the Issuer affected by the Reporting Persons during the past 60 days.

         (d) To the knowledge of the Reporting Persons, the investors identified in Item 4 above have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,379,311 shares of Common Stock transferred by the Reporting Persons as reported by this Statement.

         (e) Paragraph (e) of Item 5 is not applicable to the Reporting Persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

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CUSIP NO.  638588 10 3                13D                   PAGE 8  OF 11 PAGES
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ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1 - Stock Purchase Agreement, dated January 22, 2001, by and among KHLP, REF Equity Limited, J.P. Morgan Capital Corporation and DB Capital Investors, L.P.

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CUSIP NO.  638588 10 3                13D                   PAGE 9  OF 11 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Kirk Holdings Limited Partnership

                               By:  Kirk Holdings, Inc., as general partner

                               By: /s/ James L. Kirk
                               ---------------------------------------------
                               James L. Kirk
                               President, Treasurer and Secretary

  Dated: January 31, 2001

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CUSIP NO.  638588 10 3                13D                  PAGE 10  OF 11 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Kirk Holdings, Inc.

                                             By: /s/ James L. Kirk
                                             ----------------------------------
                                             James L. Kirk
                                             President, Treasurer and Secretary

  Dated: January 31, 2001

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CUSIP NO.  638588 10 3                13D                  PAGE 11  OF 11 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     By: /s/ James L. Kirk
                                                        -----------------------
                                                        James L. Kirk

  Dated: January 31, 2001